ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

August 6, 2003

Item 3.	PRESS RELEASE

August 6, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome has commenced patient dosing in its initial Phase III efficacy study of RSD1235 for the acute treatment of atrial fibrillation.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome has commenced patient dosing in its initial Phase III efficacy study of RSD1235 for the acute treatment of atrial fibrillation. The initial study, called ACT 1 (Atrial fibrillation Conversion Trial 1), will measure the safety and efficacy of RSD1235 in 420 patients. The placebo-controlled study is being carried out in 45 centers in the US, Canada, and Scandinavia. ACT 1 is the first of an expected three Phase III studies required for FDA approval of RSD1235.

The ACT 1 study will be mainly focused on recent-onset atrial fibrillation patients. It will include a sub-study of 60 patients with atrial flutter, a less serious form of atrial arrhythmia. The primary efficacy endpoint will be acute conversion of atrial arrhythmia to normal heart rhythm. Safety observations focus on neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. The study is expected to take 18 to 24 months to complete.

The ACT 1 study protocol was designed with the input of leading research cardiologists, including the co-principal investigators of the trial, Dr. Craig Pratt from Baylor College of Medicine and Dr. Denis Roy from the Montreal Heart Institute. The Data Safety Monitoring Board for the study is chaired by Dr. John Camm of St George’s Hospital, London, a long-time leader in antiarrhythmic drug research.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip Title: Vice President, Finance and Administration Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 11th day of August, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.